UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2020

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Mechel Reports Management Changes

Moscow, Russia – 21 August 2020 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports Ekaterina Silayeva’s appointment as the company’s human resources director.

Ekaterina Silayeva will be in charge of Mechel Group’s entire human resources and organizational development bloc. She also became part of Mechel PAO’s Management Board. Her predecessor Natalya Trubkina has left the company.

“Ekaterina Silayeva has extensive and valuable experience, she has been working for Mechel for many years and knows the company from inside out. The Group’s top management gained a strong member of our leadership in her. I wish Ekaterina success in her new post! I would also like to offer sincere gratitude to Natalya Trubkina for her fruitful efforts and hope that she will have equally ambitious and interesting tasks ahead of her outside Mechel,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

Prior to her appointment, Ms Silayeva worked as chief of Polyus Management Company’s remuneration and social policy department. In 2007-2019, she worked within Mechel Group as deputy director and then director of compensations, benefits and social programs department, and director of Mechel PAO’s personnel policy department. In 2004-2007, she worked as chief of Volgotanker AMS’s motivation and compensation policy department. In 2001-2004, she was chief specialist at Lukoil Overseas Service Ltd’s personnel development and stimulation department.

Ms Silayeva graduated State University of Management with a qualification as economist-mathematician. She also holds an MBA degree from the Russian Government’s Academy of National Economy.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 21, 2020

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